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Davis Graham & Stubbs LLP

February 5, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Washington, D.C. 20549-4628
Attention: H. Roger Schwall

Re:	Golden Minerals Company Registration Statement on Form S-1 Amendment No. 2 filed January 25, 2010 File No. 333-162486 Dear Mr. Schwall:

        On behalf of Golden Minerals Company (the "Company"), set forth below is the Company's response to the comments of the Staff of the Division of Corporation Finance, which were delivered in your letter dated February 3, 2010, regarding Amendment No. 2 to the Company's Registration Statement on Form S-1 as filed on January 25, 2010. In connection with this response, we have attached a copy of our proposed revisions to the Registration Statement and U.S. prospectus included therein.

        For the convenience of the Staff, we have transcribed the comments being addressed and the Company's responses to each comment in sequence.

Form S-1

Comment:

  1.
  We reissue comment 1 from our comment letter dated November 4, 2009. Provide current disclosure and file all omitted exhibits. Once known, disclose at the top of the prospectus cover page the price range and the number of securities offered. In this regard, we note the disclosure on page 87 regarding the determination of the offering price by the underwriter where you indicate that the underwriters intend to offer the shares "at the public offering price on the cover page." You indicate the most recent price on the The Pink Sheets and the TSX but do not indicate that you will price off of the closing for either of these markets. Nor, however, do you provide a range within which the underwriter intends to price. As a result, it does not appear that you have complied with paragraph 16 of Schedule A under the Securities Act.

Response:

        Although the Company believes that the disclosure contained in its prior filing is compliant with the Securities Act, upon further consultation with its U.S. and Canadian underwriters, the Company has decided to market this offering in a more traditional U.S. manner and will specify the number of shares to be offered on the cover page of the prospectus rather than a targeted aggregate offering amount expressed in dollars (whereby the number of shares to be sold would be determined based on the aggregate offering amount divided by the public offering price), which is an approach that is often used in Canadian public offerings. As is customary in a follow-on offering, the public offering price will be informed by the trading price of the Company's common stock at the time of pricing. For the purpose of disclosure in the preliminary prospectus, the Company will include disclosure based on an assumed public offering price, specifically, the closing price of its common stock on the TSX on February 3, 2010.

Comment:

  2.
  In the latest amendment, you refer to a new purchase agreement and state that "Sentient has indicated to us that it intends to exercise in full its pre-emptive right" and thereby purchase a substantial amount of additional shares. If Sentient is not contractually bound to make such a purchase, revise to make this clear, and update the disclosure as developments warrant.

Response:

        The Company has made the requested revisions as necessary throughout the prospectus.

Comment:

  3.
  We note that you have updated your disclosure regarding executive compensation. Part of your revised disclosure pursuant to Item 402 of Regulation S-K appears incomplete. For example, please provide additional tabular disclosure for the 2009 fiscal year, pursuant to Item 402(c) of Regulation S-K. As appropriate, retain or expand explanatory text to place prior years in proper context.

Response:

        The Company has updated the disclosure regarding executive compensation as requested.

Capitalization, page 20

Comment:

  4.
  Quantify the number of shares issued in connection with the adjustment in the number of restricted shares outstanding, as described in Note (2)(i). Note that this comment also applies to similar disclosure appearing under the section Dilution on page 23.

Response:

        The Company has made the requested revisions as necessary in the prospectus.

Dilution, page 23

Comment:

  5.
  Revise to include a calculation of dilution assuming that Sentient does not exercise its pre-emptive right in full.

Response:

        The Company has made the requested revisions as necessary in the prospectus.

Exhibit 5.1

Comment:

  6.
  Please obtain and file a legality opinion that makes clear that it covers all shares to be offered pursuant to the Form S-l. The fee table indicates that $115,000,000 of common stock is being offered, while the prospectus cover page refers to $85,000,000. The opinion instead refers to several different amounts. Once the number of shares to be offered is known, the opinion should reflect that amount.

Response:

        The Company will obtain and file a legality opinion that covers all shares to be offered pursuant to the Form S-1. As noted in the revised fee table and on the cover page of the prospectus, the total number of shares being offered, including the over-allotment shares and the shares offered by the selling stockholder, is 9,200,000.

Engineering Comments

General

Comment:

  7.
  Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

Response:

        The Company has made corresponding changes where necessary in the affected disclosure throughout the prospectus.

Overview, pages 1 and 35

Comment:

  8.
  We note your disclosure of mineralized material as determined by the independent technical report completed in January 2010. Please disclose the cutoff grade you used and the assumed commodity prices, operating costs and recovery parameters used to determine this estimate. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year historic average.

Response:

        The disclosure regarding the Company's mineralized material estimate included in its January 2010 technical report addresses cut-off grade and assumed mining methods, and the Company has added additional disclosure in the revised prospectus to address metallurgical processes.

Risks related to our business, pages 8 and 46

Comment:

  9.
  We note your new disclosure about resource estimates. Such estimates do not have demonstrated economic viability as may be implied by the financial measurements disclosed with your preliminary economic assessment. These financial disclosures imply the existence of reserves, which you do not have. Further, the disclosure guidance of Form 20-F, Item 4.D(b)(ii) states that estimated values of reserves should not be disclosed. Please remove the financial information developed and/or derived from the possible development of your resources. This would include estimates of your capital expenditures.

Response:

        The Company has added additional disclosure to its estimate of capital expenditures to clarify that the estimates are not based on a feasibility study and may increase following completion of a feasibility study.

Information Regarding Mineral Resources for Canadian Investors, pages 42 and 43

Comment:

  10.
  The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove all your resource disclosure from your filing.

Response:

        The Company has removed the resource disclosure from the U.S. prospectus.

Pánuco Area, page 53

Comment:

  11.
  We note you report sample ranges or express values "as much as". When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

  •
  Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

  •
  Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

  •
  Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

  •
  Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

  •
  Eliminate statements containing grade and/or sample-width ranges.

  •
  Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

  •
  Generally, use tables to improve readability of sample and drilling data.

  •
  Soil samples may be disclosed as a weighted average value over an area.

  •
  Refrain from reporting single soil sample values.

  •
  Convert all ppb quantities to ppm quantities for disclosure.

  •
  Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Response:

        The Company has removed references to sample ranges or similar disclosure throughout the exploration section in the revised prospectus.

        Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7348.

Sincerely,
/s/ Brian Boonstra
Brian Boonstra for DAVIS GRAHAM & STUBBS LLP

cc:	Timothy Levenberg, Special Counsel Parker Morrill Ken Schuler Robert P. Vogels

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